Contact

www.linkedin.com/in/kevin-gallagher-a6244a6b (LinkedIn)

Top Skills

Management

Innovation Management

Innovation Development

Honors-Awards

Fellow

Lifetime Achievement Award, In-Cosmetics

Industry Contribution Award

Publications

Secret of the Niche

Patents

related to personal care ingredients.

Substantive Water-Soluble UV Absorbing Compounds

Thickening Agents for Topical Preparations

Fatty Alkoxylate Esters . . .

Fatty Alkoxylate Esters . . .

Kevin Gallagher

Founder at Kevin Gallagher Consulting LLC
Key West, Florida, United States

Summary

www.kevingallagherconsulting.com

I was honored at the recent ICIS WOrld Surfactans Conference to winn the Industry Contribution Award (May 2019). I enjoy using my more than 40 years of experience (including a 37 year career at Croda) to help you and your business be successful. In April 2016, I was also honored with the Lifetime Achievement Award at the Global In-Cosmetics Conference in Paris.

Helping people understand the industry, the opportunities, drivers and trends has led to a successful consulting business. This includes helping with acquisitions and divestments and acting as deal advisor for both strategic and private equity clients.

I'm currently specializing in advising clients on strategy for specialty chemicals and ingredients, especially those used in Personal and Consumer Care, providing strategic advice on acquisitions and divestitures, and functioning successfully as a strategic deal advisor in this space.

During my career, I've been the first President of Croda's Global Personal Care & Actives business. In this capacity, I've had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, I was also President Croda Inc. and also served as a member of the Executive Committee of Croda International Plc.

Throughout my 37 year career at Croda, I've had the wonderful opportunity to hold diverse roles in R&D and Quality Management, Sales and Marketing. I've been active within the Chemical industry, and have had the honor of serving on the American Cleaning Institute (ACI) Board of Directors (also Executive Committee and Chair of the Nominations Committee), the Personal Care Product Council (PCPC) Board of Directors, the Newark College of Engineering (NJIT) Advisory Board and the Rutgers University Chemistry and Chemical Biology Advisory Board.

Experience

Kevin Gallagher Consulting LLC
Founder
January 2016 - Present (8 years 1 month)
Key West, FL

INOLEX
Non Executive Board Member
2016 - Present (8 years)

P2 Science, Inc.
Independent Board Director
August 2014 - Present (9 years 6 months)
CT

Joined Board of Directors of P2 Science.

Croda International Plc.
17 years 4 months

President, Global Personal Care & Actives
May 2014 - January 2016 (1 year 9 months)
Edison, NJ

Responsible for Croda's global Personal Care Business. Serve on the Executive Committee of Croda International Plc.

President. North America
October 1998 - January 2016 (17 years 4 months)
Croda Inc. Edison, NJ, USA

Responible for Croda's Regional Delivery Team in North America..

Education

London Business School
Senior Executive Program (SEP 66) · (2008 - 2008)

New York University

Certificate in Financial Controls, Finance, General

New Jersey Institute of Technology
Bachelor of Science (B.S.), Chemical Engineering